November 20, 2007

Mail Stop 4561

Regis Kwong
Jingwei International Limited
Room 1605, Tianan Hi-Tech Plaza Tower A, Tianan Cyber Park
Futian District
Shenzhen, PRC 518040

Re: Jingwei International Limited
Amendment No. 2 to Form SB-2
Filed on November 13, 2007
File No. 333-145496

Dear Mr. Kwong:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

All page numbers refer to the marked courtesy copy of the registration statement that you provided to us.

General

1.   Please file your response letter dated November 13, 2007, as correspondence on EDGAR.

Risks Related to the Common Stock, page 10

2.   Please provide more robust disclosure relating to your Registration Rights Agreement. Include in your discussion the counterparty to the agreement, as well as more discussion about the "Offering" to which you refer. Please also discuss in detail how and when the amount of damages will be determined, pursuant to the agreement.

Business Outlook, page 15

3.   We note your revised disclosure in response to prior comment 13. Please disclose whether you have any known material commitments or obligations, regardless of whether they require you to raise funds from outside sources.

Certain Relationships and Related Transactions, page 39

4.   We note your revised disclosure pursuant to prior comment 18. Please revise your disclosure to clarify the meaning of the last sentence of the fifth paragraph.

5.   We note your revised disclosure pursuant to prior comment 19. Please revise, if true, that 1 unit equals 1 share plus 0.30 of a warrant to purchase one share. In addition, please revise, if true, that the price of 1 unit was $5.

6.   We note your supplemental response to prior comment 21. Please include in your disclosure a discussion of Mr. Du's involvement in the negotiations, as well as any contractual agreements that took place between the registrant and the operating company before Mr. Du was divested of his economic benefits that flowed from the operating company.

7.   Refer to the paragraph on page 39 that begins "On July 12, 2006…" Please include Synergy in the beneficial ownership table or, alternatively, tell us why you do not believe it is appropriate to do so.

Part II, Information Not Required in Prospectus

Exhibits

8.   Please file exhibit 23.3, to which you refer in your response to prior comment 28.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact William Demarest, Accountant, at (202) 551-3432 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale, Staff Attorney, at (202) 551-3402 or the undersigned at (202) 551-3694 with any other questions

Sincerely,

Elaine Wolff
Legal Branch Chief

cc: Via Facsimile
        Mitchell S. Nussbaum, Esq., Loeb & Loeb LLP